Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE August 10, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Update of Canadian Exploration Activities

Several significant work programs have been completed and additional work programs are planned on Almaden Minerals Ltd.’s (Almaden) Canadian projects. Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) underway to explore for copper-gold deposits in Mexico.

The Mor Au-Ag-Cu-Zn-Pb Project, Yukon, Canada

The Mor, Caribou Creek and Cabin Lake properties are optioned to Kobex Resources Ltd. (Kobex) which can earn a 60% interest from Almaden by expending $C1 Million in exploration and issuing 1.1 Million shares of Kobex to Almaden. The Mor, Caribou Creek and Cabin Lake claims cover volcanogenic massive sulphide (VMS) type base and precious metal occurrences hosted in the prospective Yukon-Tanana Terrane. The properties are underlain by similar geology to that in the Finlayson Lake district (160 km to the northeast) where several important VMS deposits have been discovered since 1994. Kobex has informed Almaden that it has completed an IP geophysical survey over the Mor property which defined an 800 meter long linear chargeability anomaly that remains open along strike. This anomaly is coincident with significant mineralization identified in trenches and anomalous soil geochemistry. Kobex is planning a drill program to test this feature in August, 2004. Mr. H. L. King, P.Geo. of Kobex is the qualified person on the project.

PV Au-Ag Project, B.C., Canada

Almaden has optioned the PV project to Consolidated Spire Ventures Ltd. (Spire). Spire can earn a 60% interest in properties by issuing 1.1 million shares of Spire to Almaden and expending C$1.3 Million on the property. The property covers gold prospects discovered by Almaden in an area not previously known for epithermal gold mineralisation. Reconnaissance prospecting has found numerous surface boulders of quartz veins and breccias. Grab samples from these have returned values ranging up to 43.3 g/t Au. Almaden has carried out early stage work including a small IP geophysical survey. Hand trenching on the Discovery Showing exposed a quartz vein/breccia in bedrock that returned significant values including 7.7g/t Au over 0.5m. Spire has informed Almaden that a large geologic mapping and sampling program designed to define drill targets is currently underway.

Elk (Siwash) Au Deposit, B.C., Canada

This Project is 100% owned by Almaden. Almaden received in May a resource estimate for the Elk deposit (see Almaden news release of May 28, 2004) which calculated a global resource as shown below:

Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
1.0 cut off open pit	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800

Almaden has initiated a 7,000 meter drill program on the Elk (Siwash) deposit which is currently underway. This program was designed to focus on increasing the resource along strike and at depth. Mr. Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. supervised the resource calculation and is the qualified person under the meaning of National Instrument 43-101. The qualified person and supervisor for the 2004 exploration drill program is Wojtek Jakubowski, P. Geo. of Almaden.

Regional Exploration, B.C.

Almaden currently has initiated a regional prospecting and geochemical sampling program in British Columbia, focused on identifying new gold and silver projects of merit.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.